UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

August 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________.)

SIGNATURES
EX-99.1: 2nd Quarter and 1st Half 2005 Results
EX-99.2: Yemen LNG Project
EX-99.3: Congo Moho-Bilondo Project
EX-99.4: Acquisition of the Hydrocarbon Resin Business
EX-99.5: Offer to acquire Deer Creek increased
EX-99.6: Total strikes new deal with ExxonMobil

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : September 8, 2005	By:	/s/ Charles Paris de Bollardière
		Name :	Charles PARIS de BOLLARDIERE
		Title :	Treasurer

EXHIBIT INDEX

• EXHIBIT 99.1:	Second Quarter and First Half 2005 Results (August 4, 2005).

• EXHIBIT 99.2:	Yemen LNG Development Launched (August 29, 2005).

• EXHIBIT 99.3:	Phase 1 of Moho-Bilondo Project Launched in Republic of the Congo (August 30, 2005).

• EXHIBIT 99.4:	Acquisition of the Goodyear Tire & Rubber Company’s Hydrocarbon Resin Business Finalized (September 1, 2005).

• EXHIBIT 99.5:	Total increases its offer to acquire Deer Creek (September 2, 2005).

• EXHIBIT 99.6:	Total to buy ExxonMobil’s Downstream Interests in 14 African Countries (September 5, 2005).